EQUITY SUBSCRIPTION AGREEMENT

This Equity Subscription Agreement (the "Agreement") is made and entered into as of January 9, 2003 between Nortek Holdings, Inc., a Delaware corporation (the "Company"), Nortek Inc., a Delaware corporation ("Nortek"), and Daroth Investors LLC (the "Investor").

WHEREAS, the Company, Nortek and K Holdings, Inc., a Delaware corporation ("K Holdings") have entered into an Agreement and Plan of Recapital-ization, dated as of June 20, 2002, as amended (as the same may be amended from time to time by the parties in accordance with its terms, the "Recapitalization Agreement"), pursuant to which the parties thereto have agreed, upon the terms and subject to the conditions set forth therein, to consummate the Transactions (as defined therein); and

WHEREAS, the Investor desires to invest $1,012,000 (the "Invest-ment Amount") in the Company (the "Investment") at a per share purchase price equal to the Redemption Consideration (as defined in the Recapitalization Agree-ment).

NOW, THEREFORE, in consideration of the mutual promises, covenants, representations and warranties herein contained, the Company, Nortek, and the Investor hereby agree as follows:

1.   Daroth Closing.

(1) Time and Place. The closing of the transaction contem-plated by this Agreement (the "Daroth Closing") shall be immediately after the execution of the Engagement Letter (as defined below) and, subject to Section 1(e) hereof, concurrently with the payment to Investor of the amounts owing thereunder. Notwithstanding the forgoing, for purposes of the Recapitalization Agreement and the Transactions contemplated thereby, the Investment shall be deemed to be part of the K Stock Purchase (as defined in the Recapitalization Agreement) and to occur concurrently therewith.

(2) Termination. If the Recapitalization Agreement has been terminated pursuant to its terms, the obligations of the Company, Nortek and the

Investor pursuant to this Agreement shall terminate without liability of either party to the other.

(3) Subscription. Upon the terms and subject to the conditions set forth herein, the Investor hereby subscribes for and agrees to purchase at Daroth Closing, and the Company and Nortek do hereby agree to sell to the Investor and deliver to the Investor 22,000 shares of Class A Common Stock (as defined in the Recapitalization Agreement) (the "Investor Shares") for a per share purchase price equal to the Redemption Consideration, for an aggregate purchase price equal to the Investment Amount.

(4) Ancillary Agreement. On or prior to the Daroth Closing, the Investor shall execute the stockholders agreement substantially in the form attached to the Recapitalization Agreement (the "Stockholders Agreement") and the registration rights agreement substantially in the form attached to the Stockholders Agreement (the "Registration Rights Agreement") and the Investor shall be treated as a "Third Party Investor" (as defined in the Stockholders Agreement) for all purposes of the Stockholders Agreement and the Registration Rights Agreement.

(5) Delivery. On or prior to, and in connection with, the Daroth Closing, (a) the Investor shall (i) deliver to the Company the executed Stockholders Agreement and Registration Rights Agreement as provided in Section 1(d) hereof and (ii) pay to the Company the Investment Amount, and (b) the Company shall issue and deliver to the Investor a certificate representing the Investor Shares.

(6) Conditions Precedent.

(1) The obligation of the Investor to deliver the Investment Amount is subject to the condition that (x) the parties to the Recapitalization Agreement shall be consummating the Transactions, (y) the representations and warranties of the Company contained in Section 3 hereof shall be true and correct at such time, and (z) the Investor shall have been paid a fee of $10 million pursuant to the engagement letter, by and among the Investor, the Company and Nortek, dated January 9, 2003 (the "Engagement Letter").

(2) The obligations of the Company to consummate the transactions described herein is subject to the following conditions: (w) the Investor shall have delivered the

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Investment Amount and the executed Stockholders Agreement and Registration Rights Agreement to the Company, (x) the parties to the Recapitalization Agreement shall be consummating the Transactions in accordance with the terms thereof, and (y) the representations and warranties of the Investor contained in Section 2 hereof shall be true and correct at such time.

2. <u>Representations and Warranties of the Investor</u>. The Investor represents and warrants as follows:

(1) <u>Federal Securities Laws Matters</u>. The Investor acknowledges receipt of advice from the Company that (i) the Investor Shares have not been registered under the Securities Act of 1933 (the "Securities Act"), (ii) the Investor Shares must be held indefinitely and the Investor must continue to bear the economic risk of the investment therein, unless such Investor Shares are subsequently registered under the Securities Act, or an exemption from such registration is available, (iii) it is not anticipated that there will be any public market for the Investor Shares in the foreseeable future, (iv) Rule 144 promulgated under the Securities Act will not be available in the foreseeable future with respect to the sales of any Investor Shares and neither the Company nor Nortek has made any covenant to make such rule available, (v) when and if the Investor Shares may be disposed of without registration in reliance upon Rule 144, such disposition can be made only in limited amounts and in accordance with the terms and conditions of such rule, (vi) if the exemption afforded by Rule 144 is not available, public sale of the Investor Shares without registration will require the availability of an exemption under the Securities Act, (vii) the restrictive legend in the form set forth in the Stockholders Agreement shall be placed on the certificate(s) representing the Investor Shares and (viii) a notation shall be made in the appropriate records of the Company indicating that the Investor Shares are subject to restrictions on transfer and, if the Company should in the future engage the services of a stock transfer agent, appropriate stop-transfer restrictions will be issued to such transfer agent with respect to the Investor Shares.

(2) <u>Investor Status</u>. Either (i) the Investor is an "accredited investor" as such term is defined in Rule 501(a) promulgated under the Securities Act or (ii) (A) the Investor's financial situation is such that the Investor can afford to bear the economic risk of investing in the Company for an indefinite period of time, (B) the Investor can afford to suffer complete loss of its investment in the Investor Shares, (C) the Investor's knowledge and experience in financial and business matters are such that the Investor is capable of evaluating the merits and risks of the Investor's investment in the Investor Shares, and (D) the Investor understands and

has taken cognizance of all the risk factors related to the purchase of the Investor Shares.

(3) Due Execution and Delivery. The Investor has duly executed and delivered this Agreement and has executed, or will execute, the Stockholders Agreement and the Registration Rights Agreement; this Agreement and, when executed, the Stockholders Agreement and the Registration Rights Agreement, constitute legal, valid and binding obligations of the Investor, enforceable in accordance with their respective terms; and no consent, approval, authorization, order, filing, registration or qualification of or with any court, governmental authority or third person is required to be obtained by the Investor in connection with the execution and delivery of this Agreement, the Stockholders Agreement or the Registration Rights Agreement, or the performance of the Investor's obligations hereunder or thereunder.

3. Representations and Warranties of the Company and Nortek. Each of the Company and Nortek represents and warrants as follows:

(1) Organization Form. Each of the Company and Nortek is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite power and authority to own or lease and operate its properties and to carry on its business as now conducted.

(2) Authority. Each of the Company and Nortek has all requisite power and authority to enter into and perform all of its obligations under this Agreement and to carry out the transactions contemplated hereby.

(3) Actions Authorized. Each of the Company and Nortek has taken all actions necessary to authorize it to enter into and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and Nortek and constitutes a legal, valid and binding obligation of the Company and Nortek enforceable in accordance with its terms.

(4) Required Filings and Approvals. The execution and delivery of this Agreement by the Company and Nortek and the consummation of the transactions contemplated hereby by the Company and Nortek do not require a consent, approval or authorization of, or filing, registration or qualification with, any governmental authority on the part of the Company and Nortek, other than the filings, registrations or qualifications (i) that may be required under Regulation D

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under the Securities Act, (ii) that may be required under the state securities laws or "blue sky" laws of any state of the United States of America that may be required to be made or obtained, all of which the Company and Nortek will comply with prior to the date of the Daroth Closing and (iii) which, in the aggregate, will not have a material adverse effect on the Company or Nortek.

(5) No Conflicts. None of the execution, delivery or performance of this Agreement by the Company or Nortek will conflict with the organizational documents of the Company or Nortek in effect immediately after the Daroth Closing, or result in any material breach of, or constitute a material default under any material contract, agreement or instrument to which the Company or Nortek is a party or by which it or any of its assets is bound.

(6) Due Execution and Delivery. Each of the Company and Nortek has duly executed and delivered this Agreement and has executed, or will execute, the Stockholders Agreement and the Registration Rights Agreement; this Agreement and, when executed, the Stockholders Agreement and the Registration Rights Agreement constitute legal, valid and binding obligations of the Company and Nortek, enforceable in accordance with their respective terms; and no consent, approval, authorization, order, filing, registration or qualification of or with any court, governmental authority or third person is required to be obtained by the Company or Nortek in connection with the execution and delivery of this Agreement, the Stockholders Agreement or the Registration Rights Agreement or the performance of the Company's or Nortek's obligations hereunder or thereunder.

4.   Miscellaneous.

(1) Binding Effect; Benefits. This Agreement shall be binding upon and inure to the benefit of the parties to this Agreement and their respective successors and assigns. Nothing in this Agreement, express or implied, is intended or shall be construed to give any person other than the parties to this Agreement and their respective successors or permitted assigns any legal or equitable right, remedy or claim under or in respect of any agreement or any provision contained herein.

(2) Waiver. Either party hereto may by written notice to the other (i) extend the time for the performance of any of the obligations or other actions of the other party under this Agreement; (ii) waive compliance with any of the conditions or covenants of the other party contained in this Agreement; and (iii) waive or modify performance of any of the obligations of the other party under this Agreement. Except as provided in the preceding sentence, no action taken pursuant

to this Agreement, including, without limitation, any investigation by or on behalf of either party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained herein. The waiver by either party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any preceding or succeeding breach and no failure by either party to exercise any right or privilege hereunder shall be deemed a waiver of such party's rights or privileges hereunder or shall be deemed a waiver of such party's rights to exercise the same at any subsequent time or times hereunder.

(3) <u>Amendments</u>. Neither this Agreement nor any term or provision hereof may be amended, modified, waived or supplemented orally, but only by a written instrument executed by the parties hereto.

(4) <u>Assignability</u>. Neither this Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company, Nortek or the Investor without the prior written consent of the other parties hereto. Notwithstanding the forgoing, the Investor may assign its rights pursuant to this Agreement to a Permitted Transferee (as defined in the Stockholders Agreement) so long as such Permitted Transferee agrees to be bound by the terms of the Stockholder Agreement in accordance with Section 1.2(b) of the Stockholders Agreement.

(5) <u>Applicable Law</u>. This Agreement shall be governed by and construed in accordance with the law of the State of Delaware, regardless of the law that might be applied under principles of conflicts of law.

(6) <u>No Additional Representations</u>. Neither the Company, Nortek, nor the Company is making any representations or warranties with respect to Nortek, the Company, or the merits of the Investment or the Transactions.

(7) <u>Third Party Beneficiary</u>. Kelso & Company, L.P. and K Holdings shall each be a third party beneficiary to this Agreement and shall be entitled to enforce the rights of Nortek and the Company hereunder.

(8) <u>Delivery of Documents</u>. The Company shall deliver to the Investor the annual and quarterly financial statements that it provides to the other investors in the Company at substantially the same time as so provided.

(9) <u>Investment</u>. The Investor shall be considered a designee of K Holdings for purposes of the Recapitalization Agreement and the Transactions contemplated thereby, and accordingly, the amount of K Holdings' investment under the Recapitalization Agreement shall be reduced by the Investment Amount. Notwithstanding the forgoing sentence, as provided for herein, the Investor shall purchase the Class A Common Stock (as opposed to the Nortek Holdings Preference Stock (as defined in the Recapitalization Agreement) that K Holdings or its designees are purchasing under the Recapitalization Agreement).

IN WITNESS WHEREOF, the Company, Nortek and the Investor have executed this Agreement as of the date first above written.

NORTEK HOLDINGS, INC.

By: <u>/s/ Kevin W. Donnelly</u>
    Name: Kevin W. Donnelly
    Title: Vice President, Secretary

NORTEK, INC.

By: <u>/s/ Kevin W. Donnelly</u>
    Name: Kevin W. Donnelly
    Title: Vice President, Secretary

DAROTH INVESTORS LLC

By: <u>/s/ Peter H. Rothschild</u>
    Name: Peter H. Rothschild
    Title: Managing Member